EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended March 31,			Six Months Ended March 31,	Year Ended September 30,
	2004	2003	2002	2001	2000	1999

Consolidated income before equity in net loss of subsidiary, provision for income taxes, and cumulative effect of change in accounting principle	$994	$177	$402	$71	$170	$230

Fixed charges:
Interest [1]	579	1,167	992	749	1,289	940
Portion of rent expense representative of the interest factor (deemed to be one-third)	7	8	7	3	6	6
Interest associated with Toyota Credit Argentina S.A.'s off-shore debt repaid by TMCC [2]	--	1	--	--	--	--

Total fixed charges	586	1,176	999	752	1,295	946

Earnings available for fixed charges	$1,580	$1,353	$1,401	$823	$1,465	$1,176

Ratio of earnings to fixed charges	2.70	1.15	1.40	1.09	1.13	1.24

1	Interest expense for fiscal 2004, 2003, 2002 and 2001 included net unrealized gains/(losses) associated with derivative fair value adjustments of $171 million, ($335) million, $38 million, and ($23) million, respectively. No such adjustments were recorded prior to fiscal 2001, as Statement of Financial Accounting Standards No. 133 was adopted effective October 1, 2000.

2	Toyota Motor Credit Corporation (“TMCC”) has guaranteed certain obligations of affiliates and subsidiaries as discussed in Note 15 — Commitments and Contingent Liabilities of the Consolidated Financial Statements. During fiscal 2003, TMCC performed under its guarantee of Toyota Credit Argentina S.A.’s outstanding off-shore debt and repaid $35 million of the outstanding balance and accrued interest thereon. During fiscal 2004, TMCC has not incurred any fixed charges in connection with such guarantees and no amounts have been included in any ratio of earnings to fixed charges.